UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1 )

                           Markland Technologies, Inc.
                                (Name of Issuer)
                          Common Stock, $.001 par value
                         (Title of Class of Securities)
                                    570658203
                                 (CUSIP Number)


                                   David Sims
                             Harbor House, 2nd Floor
                          Waterfront Drive, PO Box 972
                               Road Town, Tortola
                             British Virgin Islands
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 14, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /___/     Rule  13d-1(b)
     /_X_/     Rule  13d-1(c)
     /___/     Rule  13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 570 658 203

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1)     Names  of  Reporting  Persons.
       James LLC

       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)
       Not applicable
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2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]
       (See  Instructions)                                           (b)  [  ]

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3)     SEC  Use  Only

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4)     Citizenship  or  Place  of  Organization
       Cayman Islands
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     Number  of  Shares     5)     Sole  Voting Power   shares     8,408,780
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power  8,408,780 shares
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power

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9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

       8,408,780 shares
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10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]


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11)     Percent  of  Class  Represented  by  Amount  in  Item  9

      Reporting Person holds 8,408,780 shares of common stock. Reporting Person holds 8,817 shares of Series D preferred stock that, absent any restriction, is convertible into 489,833,333 shares of common stock, and 1,088,160 shares issuable upon the exercise of currently exercisable warrants. Pursuant to a restriction on beneficial ownership provided in the certificate of designation of the Series D preferred stock and contractual restriction in the warrants held by Reporting Person, the Reporting Person is prohibited from beneficially owning more than 9.9% of issuer's common stock at any given time. The Reporting Person expressly disclaims any beneficial ownership in the shares of common stock of issuer held by any other entity or person

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12)     Type  of  Reporting  Person  (See  Instructions)    CO

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ITEM  1.

(A)     NAME  OF  ISSUER       Markland Technologies, Inc.


(B)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE

        88 Royal Little Drive, Providence, RI 02904


ITEM  2.

(A)     NAME  OF  PERSONS  FILING     James LLC


(B)     ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

        Harbor House, 2nd Floor
        Waterfront Drive, PO Box 972
        Road Town, Tortola
        British Virgin Islands

(C)     CITIZENSHIP        Cayman Islands


(D)     TITLE  OF  CLASS  OF  SECURITIES

        Common Stock

(E)     CUSIP  NUMBER
        570 658 203

ITEM  3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___  Bank  as  defined  in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___  Group,  in  accordance  with  section  240.13d-1(b)(1)(ii)(J).

ITEM  4.     OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:

      Reporting Person holds 8,408,780 shares of common stock. Reporting Person holds 8,817 shares of Series D preferred stock that, absent any restriction, is convertible into 489,833,333 shares of common stock, and 1,088,160 shares issuable upon the exercise of currently exercisable warrants. Pursuant to a restriction on beneficial ownership provided in the certificate of designation of the Series D preferred stock and contractual restriction in the warrants held by Reporting Person, the Reporting Person is prohibited from beneficially owning more than 9.9% of issuer's common stock at any given time. The Reporting Person expressly disclaims any beneficial ownership in the shares of common stock of issuer held by any other entity or person.

     (b)  Percent of class: 9.9%


     (c)  Number  of  shares  as  to  which  the  person  has:

     (i)  Sole  power  to  vote  or  to direct the vote: 8,408,780 shares

     (ii) Shared  power  to  vote or to direct the vote:

     (iii) Sole power to dispose or to direct the disposition of: 8,408,780 shares

     (iv) Shared power to dispose or to direct the disposition of:

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP


ITEM  9.  NOTICE OF DISSOLUTION OF GROUP

ITEM  10.     CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  February 14, 2006




                           By:  /s/ David Sims
                                ----------------------------
                                Name:  Navigator Management Ltd.
                                       By: David Sims, Director